SilverCrest Files PEA Technical Report on the Las Chispas Property

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - July 8, 2019 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the filing of a technical report titled, "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico" (the "PEA"), with an effective date of May 15, 2019. The PEA was independently completed for the Company by Tetra Tech Canada Inc., in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The results of the PEA were previously announced in the Company's news release dated May 15, 2019.

The PEA is available under SilverCrest's SEDAR profile at www.sedar.com or on the Company's website at www.silvercrestmetals.com.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

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